Exhibit 4.20

Lease Contract Supplemental Agreement

This Lease Contract Supplemental Agreement (the “Supplemental Agreement”) was signed on December     , 2012 by and between:

Lessor: Daqo New Material Co., Ltd.

Address: Chongqing Wanzhou Industrial Park

Legal representative: Xu Guangfu

Lessee: Chongqing Daqo New Energy Co., Ltd.

Address: Chongqing Wanzhou Industrial Park

Legal representative: Xu Guangfu

Whereas, the lessor and the lessee signed a Lease Contract on January 10, 2012;

Whereas, since the fourth quarter of 2012, due to changes in the market environment, the object of the lease has been unable to generate revenues and profits, and the lessee has temporarily suspended production in Wanzhou Industrial Park. The lessee will carry out technological alterations to the existing facilities, and the lessee expects the technological alterations to be completed in June 2013 and the production to be resumed;

Now through friendly consultations on an equal footing, in accordance with the relevant laws and regulations of the People’s Republic of China, the parties have agreed to supplement and amend the Lease Contract as follows:

1.	The lessor hereby agrees to waive the rents of the fourth quarter of 2012 and the first quarter of 2013. The lessor further agrees that the rent will temporarily be charged on the basis of 10,000 Renminbi per month. The foregoing rent will remain in effect until the lessee resumes production and the parties determine the new amount of the lease payment according to the actual market situation at that time.

2.	If the lessor experiences a working capital shortage before the lessee resumes production and the parties re-establish the amount of the lease payment, the lessee promises to provide to the lessor funds as a prepayment for future rent, with the total amount of funds not exceeding the total rent the lessor should have received according to the original Lease Contract from October 1, 2012 to the date of payment.

3.	When the lessee starts generating profit once the market improves, the lessee will, according to the manner and amount agreed upon between the parties, give full compensation to the lessor for the previously reduced rent.

4.	This Supplemental Agreement is in immediate effect from the date of signing. Except for the changes and additions that the foregoing made to Article IV (“Rent and Payment”) of the original Lease Contract, the remaining provisions are unchanged. For the period of the lease, the lessee continues to have exclusive lease rights and use rights over the object of the lease.

Lessor: Daqo New Material Co., Ltd.	Lessee: Chongqing Daqo New Energy Co., Ltd.
/s/ Daqo New Material Co., Ltd.	/s/ Chongqing Daqo New Energy Co., Ltd.